FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of January 2003  – December 2003

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 – 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   “Carl R. Jonsson”

Name:   Carl R. Jonsson

Title:   Director

Dated:   May 31, 2004

Exhibit Index

Exhibit

Description

1

November 10, 2003 News Release

2

November 3, 2003 News Release

3

October 2, 2003 News Release

4

October 1, 2003 News Release

5

September 22, 2003 News Release

6

September 4, 2003 News Release

7

May 13, 2003 News Release

8

May 8, 2003 News Release

9

May 1, 2003 News Release

10

April 15, 2003 News Release

11

March 17, 2003 News Release

12

February 11, 2003 News Release

13

January 21, 2003 News Release